
EMGOLD

EMGOLD MINING CORPORATION EMR-TSX VENTURE
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com


05005143

January 4, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 10 2005
WASH. D.C. 185 SECTION

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

PROCESSED
JAN 13 2005
THOMSON
FINANCIAL

1/13

Shannon Ross
Corporate Secretary & CFO

Enclosure

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Prepares To Go Underground at the Idaho-Maryland Gold Mine – December 14, 2004.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgoldmining.com

December 14, 2004

TSX Venture Exchange Symbol: **EMR**
SEC 12g3-2(b): 82-3003

EMGOLD PREPARES TO GO UNDERGROUND AT THE IDAHO-MARYLAND GOLD MINE

Following an extensive review of the NI 43-101 Preliminary Assessment Technical Report prepared by AMEC Americas Limited (see News Release dated November 23, 2004) management and the board of directors of Emgold Mining Corporation (EMR-TSX-V) ("Emgold") have developed a business plan aimed specifically at accelerating underground exploration and development of the Company's Idaho-Maryland Gold Mine, California's second largest historical underground gold producer. In order to initiate underground exploration and development, the Company is applying for a Conditional Mine Use Permit that will include the dewatering of the existing Idaho-Maryland Gold Mine workings and the construction of an access ramp for underground exploration and possible future staged mine production. Should sufficient gold be discovered during the initial exploration stage, Emgold would consider toll milling to recover gold at an earlier stage of development. The additional cost of toll milling would be offset by the significantly lower capital requirements of an integrated processing facility than building a stand alone gold plant.

The Idaho-Maryland Gold Mine, discovered in 1851, produced gold from 1862 through 1956 with recorded production of 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton (opt). The maximum annual production rate at the mine was 138,000 ounces of gold per year with a five-year output (1937-1941) that averaged 119,000 ounces of gold per year. Based on the extensive data available about the mine and using modern computer modeling, Emgold believes that the Idaho-Maryland still has the potential to exceed the production of its famous neighbor, Newmont's Empire Mine which produced 6 million ounces of gold.

The Idaho-Maryland is located in the Grass Valley Mining District which bears structural and historic gold production similarities to the prolific Red Lake District of Ontario, Canada. Both districts host large, high-grade gold deposits dominating district production and important high-grade targets which are blind and do not outcrop, requiring exploration and development from underground locations. Grass Valley District gold production (1851-1956) was over 13 million ounces from 25 million tons with a recovered grade of 0.52 opt, compared with Red Lake District production (1930s – present) of 18 million ounces from 27.7 million tons at 0.65 opt. The gold deposits of Grass Valley and Red Lake are strikingly similar on a district-scale and the importance of the geologic features in identifying major gold deposits is only now being recognized by the gold mining industry.

The three largest, bonanza-grade greenstone-hosted oreshoots known are the historic Idaho-Maryland's No. 1 Vein oreshoot in the Grass Valley District, the Main Shoot in the High Grade Zone of the Red Lake District, and the Oroya Oreshoot at the Golden Mile, Kalgoorlie. These contained 1 million, 1.5 million, and 3 million ounces gold respectively, from continuous bodies exceeding 1 opt in grade. Emgold has identified 26 conceptual exploration targets at the Idaho-Maryland that have similar potential to these oreshoots and is therefore planning systematic underground exploration of these targets.

Emgold is also planning to explore the extension of the Idaho-Maryland to greater depths once there is access underground. Most of the conceptual exploration targets are between the 600 and 3,280 levels and the historic information indicates that the Idaho-Maryland can be extended from the existing 3,280 level to below the 5,000 level. In addition, the Company has significant information about 55 production targets identified at the time the mine closed in 1956 that make up part of 200 "step out" resource blocks available for additional underground exploration that are separate from the 26 targets.

Currently the Idaho-Maryland has Measured and Indicated Gold Resources of 1,666,000 tons grading 0.28 opt containing 472,000 ounces of gold and an Inferred Gold Resource of 2,526,000 tons grading 0.38 opt containing 952,000 ounces of gold. These gold resources were presented in the recent NI 43-101 Preliminary Assessment Technical Report and are based on the historic Mine Call Factor of 1.44 as defined in the report.

Development of the Ceramext™ Process by Emgold's wholly owned subsidiary, Golden Bear Ceramics Company will continue, as it is viewed as having the potential to significantly reduce the effective cost of gold production at the Idaho-Maryland and to mitigate the environmental impact of the operation. The current NI 43-101 Preliminary Assessment Technical Report defines the Measured and Indicated Ceramic Feedstock Resources at 171.5 million tons for the Idaho-Maryland which could provide adequate ceramic feedstock for the anticipated life of the gold mine. While there can be no assurance that commercial exploitation of the Ceramext™ technology will be feasible (see Emgold news release of November 23, 2004), if the Company's efforts are successful this technology could contribute to make the Idaho-Maryland Gold Mine one of the lowest cost gold producers in the world.

For more information about Emgold, the Idaho-Maryland Project, the Ceramext™ Process, the Stewart, Rozan and Jazz Properties in British Columbia, please visit http://www.emgold.com or http://www.sedar.com.

On behalf of the Board of Directors

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com